

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

January 4, 2008

Gregory E. Lichtwardt
Chief Financial Officer
Conceptus, Inc.
331 East Evelyn
Mountain View, CA 94041

> **RE:** **Conceptus, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-27596**

Dear Mr. Lichtwardt:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant